UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 24, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       Mobility agreement to initiate staff reduction at KPN, dated January 24, 2005.

Press release

Date
January 24, 2005
Mobility agreement to initiate staff reduction	Number
at KPN	004pe

Today, KPN, the KPN Central Works Council and the trade unions involved with KPN (ABVAKABO FNV, Bond van Telecompersoneel, CNV Public and VPP/CMHF) have signed an agreement on mobility. The aim of the agreement is to avoid as many compulsory redundancies as possible by stimulating staff to start looking for a new job on time. A package of measures has been put together to support both manager and employee. The Central Works Council took the initiative in the negotiations between the three parties which resulted in this agreement.

Just as with its counterparts at home and abroad KPN is confronted with a reduction in traditional services, such as fixed telephony. The traditional services are labor intensive and the reduction in services supplied should be accompanied by a reduction in personnel numbers which will only be partially compensated by natural wastage or the development of new services, such as TV or Voice over IP (Internet telephony). Compulsory redundancies appear to be inevitable and the Central Works Council, KPN and the trade unions involved with KPN want to avoid this as much as possible. They intend to do this by timely emphasizing the seriousness of the situation to staff in the sectors threatened and by helping those involved to find an alternative job.

Components of the Mobility agreement include: early insight into and communication concerning the personnel planning, help in making career choices (employability scan), support from the KPN Mobility shops, temporary salary supplement if an alternative job is found with a lower salary, a training budget, work placement opportunities to lower the threshold during the orientation for alternative work and research into the possibility of implementing APL (Assessed Prior Learning), a method to enable employees to gain a skills qualification in a relatively short space of time.

The collective bargaining agreement currently valid for KPN employees and the severance scheme for employees declared surplus to requirements remain in force. The Mobility agreement can be viewed as an additional measure which is aimed at existing employees in threatened sectors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 26, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel